SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CareMax, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

14171W103

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 14171W103	13G/A	Page 2 of 12 Pages

1	NAMES OF REPORTING PERSONS ATHYRIUM OPPORTUNITIES III ACQUISITION 2 LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Shares of Common Stock
	6	SHARED VOTING POWER 4,167,881 Shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	8	SHARED DISPOSITIVE POWER 4,167,881 Shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,167,881 Shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.7% of the outstanding Shares of Common Stock
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 14171W103	13G/A	Page 3 of 12 Pages

1	NAMES OF REPORTING PERSONS ATHYRIUM OPPORTUNITIES III ACQUISITION LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Shares of Common Stock
	6	SHARED VOTING POWER 13,194 Shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	8	SHARED DISPOSITIVE POWER 13,194 Shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,194 Shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.0% of the outstanding Shares of Common Stock
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 14171W103	13G/A	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS ATHYRIUM OPPORTUNITIES ASSOCIATES III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Shares of Common Stock
	6	SHARED VOTING POWER 4,181,075 Shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	8	SHARED DISPOSITIVE POWER 4,181,075 Shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,181,075 Shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.8% of the outstanding Shares of Common Stock
12	TYPE OF REPORTING PERSON PN

CUSIP NO. 14171W103	13G/A	Page 5 of 12 Pages

1	NAMES OF REPORTING PERSONS ATHYRIUM OPPORTUNITIES ASSOCIATES III GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Shares of Common Stock
	6	SHARED VOTING POWER 4,181,075 Shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	8	SHARED DISPOSITIVE POWER 4,181,075 Shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,181,075 Shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.8% of the outstanding Shares of Common Stock
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 14171W103	13G/A	Page 6 of 12 Pages

1	NAMES OF REPORTING PERSONS ATHYRIUM FUNDS GP HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION STATE OF DELAWARE, UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Shares of Common Stock
	6	SHARED VOTING POWER 4,181,075 Shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	8	SHARED DISPOSITIVE POWER 4,181,075 Shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,181,075 Shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.8% of the outstanding Shares of Common Stock
12	TYPE OF REPORTING PERSON OO

CUSIP NO. 14171W103	13G/A	Page 7 of 12 Pages

1	NAMES OF REPORTING PERSONS Jeffrey A. Ferrell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 Shares of Common Stock
	6	SHARED VOTING POWER 4,181,075 Shares of Common Stock
	7	SOLE DISPOSITIVE POWER 0 Shares of Common Stock
	8	SHARED DISPOSITIVE POWER 4,181,075 Shares of Common Stock

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,181,075 Shares of Common Stock
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.8% of the outstanding Shares of Common Stock
12	TYPE OF REPORTING PERSON IN

CUSIP NO. 14171W103	13G/A	Page 8 of 12 Pages

Item 1(a).	Name of Issuer:

CareMax, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

100 NW 57 Court, Suite 400

Miami, Florida 33126

Item 2(a).	Name of Person Filing:

This statement (this “Statement”) is filed by the following persons (the “Reporting Persons”):

Athyrium Opportunities III Acquisition LP (“Acquisition”)

Athyrium Opportunities III Acquisition 2 LP (“Acquisition 2” and, together with Acquisition, the “Acquisition Funds”)

Athyrium Opportunities Associates III LP (“Associates III LP”)

Athyrium Opportunities Associates III GP LLC (“Associates III GP”)

Athyrium Funds GP Holdings LLC (“Funds GP Holdings”)

Jeffrey A. Ferrell (“Mr. Ferrell”)

The Reporting Persons’ beneficial ownership of the Issuer’s shares of Common Stock reported herein consist of Class A Common Stock, par value $0.0001 per share, held directly by the Acquisition Funds.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Statement, which agreement is set forth on the signature page to this Statement.

Item 2(b).	Address of Principal Business Office or, if none, Residence:

The principal business office address for each of the Reporting Persons is:

c/o Athyrium Capital Management, LP

505 Fifth Avenue, Floor 18

New York, New York 10017

Item 2(c).	Citizenship:

The Acquisition Funds and Associates III LP are Delaware limited partnerships.

Associates III GP and Funds GP Holdings are Delaware limited liability companies.

Mr. Ferrell is a United States citizen.

Item 2(d).	Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share, of the Issuer (“Common Stock”)

Item 2(e).	CUSIP Number:

14171W103

CUSIP NO. 14171W103	13G/A	Page 9 of 12 Pages

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable. Filed pursuant to Rule 13d-1(d).

Item 4.	Ownership.

(a)	Amount beneficially owned: 4,181,075 shares of Common Stock

See the responses to Item 9 on the attached cover pages

(b)	Percent of class:

See the responses to Item 11 on the attached cover pages.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

See the responses to Item 5 on the attached cover pages.

(ii)	Shared power to vote or to direct the vote:

See the responses to Item 6 on the attached cover pages.

(iii)	Sole power to dispose or to direct the disposition of:

See the responses to Item 7 on the attached cover pages.

(iv)	Shared power to dispose or to direct the disposition of:

See the responses to Item 8 on the attached cover pages.

The filing of this Statement shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

CUSIP NO. 14171W103	13G/A	Page 10 of 12 Pages

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

CUSIP NO. 14171W103	13G/A	Page 11 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of this Statement on Schedule 13G with respect to the shares of Common Stock of the Issuer.

Dated: February 14, 2023

ATHYRIUM OPPORTUNITIES III
ACQUISITION LP

By:	ATHYRIUM OPPORTUNITIES
ASSOCIATES III LP, its General Partner

	By:	ATHYRIUM OPPORTUNITIES
ASSOCIATES III GP LLC, its General Partner

	By:	/s/ Andrew Hyman
	Name:	Andrew Hyman
	Title:	Senior Vice President, Secretary

ATHYRIUM OPPORTUNITIES III
ACQUISITION 2 LP

By:	ATHYRIUM OPPORTUNITIES
ASSOCIATES III LP, its General Partner

	By:	ATHYRIUM OPPORTUNITIES
ASSOCIATES III GP LLC, its General Partner

	By:	/s/ Andrew Hyman
	Name:	Andrew Hyman
	Title:	Senior Vice President, Secretary

ATHYRIUM OPPORTUNITIES
ASSOCIATES III LP

By:	ATHYRIUM OPPORTUNITIES
ASSOCIATES III GP LLC, its General Partner

	By:	/s/ Andrew Hyman
	Name:	Andrew Hyman
	Title:	Senior Vice President, Secretary

CUSIP NO. 14171W103	13G/A	Page 12 of 12 Pages

ATHYRIUM OPPORTUNITIES
ASSOCIATES III GP LLC

By:	/s/ Andrew Hyman
Name:	Andrew Hyman
Title:	Senior Vice President, Secretary

ATHYRIUM FUNDS GP HOLDINGS LLC

By:	/s/ Jeffrey A. Ferrell
Name:	Jeffrey A. Ferrell
Title:	Managing Member

By:	/s/ Jeffrey A. Ferrell
Name:	JEFFREY A. FERRELL